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News Release	No. 24-479 October 9, 2024

Platinum Group Metals Ltd. Files Waterberg Independent
Definitive Feasibility Study Update Technical Report

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) ("Platinum Group" or the "Company") reports that further to its news release dated September 16, 2024, announcing an Independent Definitive Feasibility Study ("2024 DFS") on the Waterberg Project located in the Bushveld Igneous Complex, South Africa, it has today filed the associated technical report (the "DFS Technical Report") in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The DFS Technical Report, entitled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa", is dated October 9, 2024, with an effective date of August 31, 2024, and was prepared by Michael Murphy, P. Eng. of Stantec Consulting International Ltd. ("Stantec"), Charles Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of Protek Consulting (Pty) Ltd., and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd., each being a Qualified Person within the meaning of NI 43-101 and Subpart 1300 and Item 601 of the U.S. Securities and Exchange Commission's Regulation S-K ("S-K 1300").  The team of specialists included international engineering firm Stantec and South African engineering firm DRA Projects SA (Pty) Ltd. Engineering oversight and project management was provided by South African engineering firm Fraser McGill (Pty) Ltd.  The DFS Technical Report also supports the disclosure of an updated independent mineral resource estimate effective August 31, 2024.

A copy of the DFS Technical Report can be found at www.sedarplus.ca and on the Company's website.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "would", "will", "could", "can", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the findings of the 2024 DFS, the plan for and development of the Waterberg Project and the potential benefits and results thereof including that it is projected to become one of the largest and lowest cost underground PGM mines globally, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development, obtaining concentrate offtake or processing, the size and cost of the Waterberg Project, the economic feasibility of establishing a new PGM smelter and BMR in Saudi Arabia, work with local communities, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the effect of battery electric vehicles on the market for PGMs, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project as reported in the 2024 DFS; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent AIF and Form 40-F, other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

The 2024 DFS has been prepared in accordance with NI 43-101 and S-K 1300.  The technical and scientific information contained in this news release has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained in this news release, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.